Exhibit 99.1
CHINA FINANCE ONLINE AND CHINA TELECOM FORM ALLIANCE TO PROVIDE FINANCIAL INFORMATION AND
SERVICES TO MILLIONS OF BROADBAND USERS
BEIJING, January 25, 2008/Xinhua-PRNewswire/ — China Finance Online Co., Limited (NASDAQ: JRJC) (“CFO”), a leading financial information, data and analytics provider in China, today announced on January 22, 2008 it entered into an alliance agreement with China Telecom, the largest wireline telecommunications and broadband services provider in China, to deliver a variety of compelling financial information services to more than 40 million of broadband users across China Telecom’s internet platform and offline distribution network.
Under the alliance agreement, CFO and China Telecom will establish and maintain a co-branded financial channel on China Telecom’s broadband portal Vnet, one of the most visited websites in China that also serves as the payment platform for China Telecom’s broadband subscribers for various internet value-added services. CFO will provide accurate, timely and comprehensive financial content to “JRJC-Vnet Finance”, the co-branded finance channel, and develop subscription-based financial information and analytical products, including free-trial and fee-based versions, dedicated to China Telecom’s broadband subscribers. China Telecom will distribute CFO’s products through the Vnet portal as well as its over 10 thousand business halls, and the two parties will split the revenues according to the agreed-upon scheme under the alliance agreement.
“This collaboration with China Telecom is strategically important to us. China Telecom’s nationwide online and offline network enables us to penetrate into a bigger market, and is expected to significantly increase the number of our paying subscribers.” said, Mr. Zhiwei Zhao, CEO of China Finance Online. “The strategic move will further solidify our leading position in providing financial information, data and analytics in China and also bring us a unique opportunity to further enhance CFO’s brand awareness among internet users.”
“With the booming of China stock market and the increasing demand of our subscribers on financial information, the alliance with CFO is a very important step for us to enter into financial information and service sector”, said, Mr. Lisheng Ye, Deputy Director of China Telecom’s Internet and Value-Added Business Division, “We believe the CFO’s unrivaled expertise will be instrumental in helping us better develop internet value-added services and to explore new business models.”
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successfully acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com